Exhibit 99.1

Azure Power Global Limited to hold 2022 Annual Meeting on September 30, 2022

New Delhi, August 23, 2022 -- Azure Power Global Limited (“Azure Power” or the “Company”) (NYSE: AZRE), a leading sustainable energy solutions provider and renewable power producer in India, today announced that it will hold its Annual Meeting of shareholders at the Company’s office on 5th Floor, Southern Park, D-II, Saket Place, Saket, New Delhi-110017, India at 3 p.m. (IST) on September 30, 2022.

The Company will propose at the Annual Meeting the (i) re-appointment of Ernst & Young (“EY Mauritius”) as the independent auditor of the Company (the “Auditor”) for the fiscal year ending March 31, 2023 and fix their remuneration, (ii) re-election of Mr. Deepak Malhotra as a Company's director, (iii) re-election of Mr. M. S. Unnikrishnan as a Company's director, (iv) ratification of the appointment of Ms. Christine Ann McNamara as a Company’s director, (v) ratification of the appointment of Ms. Delphine Voeltzel as a Company’s director and (vi) to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only shareholders on record of the Company’s equity shares on the close of business on September 2, 2022 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice and vote at the Annual Meeting or any adjournment. Shareholders are cordially invited to attend the Annual Meeting. Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting.

A notice of the Annual Meeting describing the matters to be considered at the meeting will be available on Azure Power's website at www.azurepower.com.

About Azure Power

Azure is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. Azure developed India's first utility scale solar project in 2009 and since then, Azure has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about Azure, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other

Exhibit 99.1

risks identified in the registration statements and reports that the Company files with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com